Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

June 18, 2014

VIA EDGAR

James O’Connor, Esq.

  Attorney/Advisor

Christina DiAngelo Fettig

  Senior Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: FS Investment Corporation (File No. 333-195863)

Dear Mr. O’Connor and Ms. Fettig:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s outside legal counsel on June 18, 2014 regarding Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-195863) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). For your convenience, the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.

Note 4 – Related Party Transaction disclosure relating to the third part of the incentive fee under the investment advisory and administrative services agreement referred to as the subordinated liquidation incentive fee

1. Please confirm that the Company’s investment adviser never earned or received any subordinated liquidation incentive fee in connection with the listing of the Company’s stock on the New York Stock Exchange, LLC or otherwise.

James O’Connor, Esq. Christina DiAngelo Fettig June 18, 2014 Page 2

The Company notes the Staff’s comment and confirms that no subordinated liquidation incentive fee was ever earned or received by the Company’s investment adviser.

Description of Our Debt Securities, page 174

2. Because the disclosure in the prospectus provides only a generic description of the debt securities that the Company may issue, please provide us with a representation that the Company will not file a prospectus supplement for a take-down of a debt offering referred to as “senior” unless the terms of such an offering are fully described in a post-effective amendment or a new registration statement that must be accelerated by the Staff.

The Company notes the Staff’s comment and draws the Staff’s attention to the Company’s response No. 11 in the undersigned’s June 16, 2014 letter to the Staff. The Company understands that the Staff is considering the proposed representation set forth therein. Until the Staff reaches a decision to allow the proposed representation to address the above comment, the Company hereby represents that the Company will not file a prospectus supplement for a take-down of a debt offering referred to as “senior” unless the terms of such an offering are fully described in a post-effective amendment or a new registration statement that must be accelerated by the Staff.

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The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	William Goebel
Gerald F. Stahlecker
Stephen S. Sypherd
FS Investment Corporation